FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	March	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Advances Security of its Multi-Platform Mobility Portfolio with New Cryptography Certification	3.

Document 1

  NEWS RELEASE
March 26, 2014

FOR IMMEDIATE RELEASE

BlackBerry Advances Security of its Multi-Platform Mobility Portfolio with New Cryptography Certification

FIPS 140-2 validation granted for Secure Work Space for iOS and Android

Waterloo, ON – BlackBerry Limited (NASDAQ:BBRY; TSX: BB), a world leader in mobile communications, today announced that Secure Work Space for iOS® and Android™, a multi-platform containerization solution managed through BlackBerry® Enterprise Service 10 (BES10), is now Federal Information Processing Standard (FIPS) 140-2 certified.

Considered a critical benchmark for security in government, FIPS validation assures users that a given encryption technology has passed rigorous testing in order to be used to encrypt and secure sensitive information. The certification will allow security-conscious organizations, including U.S. and Canadian government agencies, to confidently deploy Secure Work Space to securely separate sensitive corporate data from personal content.

“Organizations, in both the public and private sectors, must take the necessary steps to protect sensitive data and ensure that their mobile solutions offer the highest level of security,” said Ben Hoffman, mobility analyst at IDC. “FIPS 140-2 certification indicates that BlackBerry is meeting the strict security requirements that many enterprise customers require.”

The FIPS certification demonstrates BlackBerry’s security capabilities for the transfer of sensitive data on third party devices. With Secure Work Space, BES10 protocols for data-at-rest and data-in-transit are extended to iOS and Android devices, including smartphones and tablets. This means data is protected while traversing networks as well as within the walls of the enterprise. Administrators can configure, secure, wipe and interact within the Secure Work Space on a device, while employees can enjoy the device for personal use. The features make Secure Work Space an ideal solution for organizations that desire the flexibility of a BYOD program with the control they require for mobile communications.

“BlackBerry is considered the most trusted and secure mobile platform and we continue to provide customers with choice and flexibility without compromising security,” said Scott Totzke, Senior Vice President, Security Group at BlackBerry. “The FIPS 140-2 validation for Secure Work Space for iOS and Android demonstrates the multi-platform security capabilities that BlackBerry delivers for customers, helping governments and enterprises alike to deploy third-party devices with more confidence and less risk.”

FIPS 140-2 is issued by the National Institute of Standards and Technology (NIST) to coordinate the requirements and standards for certifying cryptographic modules. The standard was developed through the Cryptographic Module Validation Program (CMVP), which certifies products for use by U.S. government agencies and regulated industries that collect, store, transfer, share and disseminate sensitive information. Product certifications under the CMVP are performed in accordance with the requirements of FIPS 140-2. In addition to U.S. government recognition, the certification is accepted and supported by the Communications Security Establishment Canada (CSEC) for government use.

BlackBerry products and solutions are protected by best-in-class AES 256-bit encryption, a highly secure, internationally recognized data protection standard. In addition to FIPS certification, BlackBerry products have continuously passed rigorous security assessments from a variety of independent organizations around the world. For example, BlackBerry 10 smartphones approved by NATO for use in classified communications up to the level of “Restricted.” Additionally, BlackBerry was the first MDM vendor to achieve “Authority to Operate” on the U.S. Department of Defense’s secure networks.

For more information about security and the BlackBerry platform visit www.blackberry.com/security.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
Barbara Tate
BlackBerry Media Relations
mediarelations@blackberry.com
917-373-0218

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	March 26, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer